Exhibit 99(d)(5)

June   , 2007

Dear Registered Stockholder of The Thai Capital Fund, Inc.:

Enclosed is the prospectus of The Thai Capital Fund, Inc. (the “Fund”). It explains the Fund’s offer to sell additional shares to you below current market price without brokerage commissions. These shares are offered at the Subscription Price as disclosed in the accompanying Prospectus.

This offer is being made to you because the Fund’s management believes in encouraging its investors to enhance their position in the Fund.

SUMMARY OF THE TERMS OF THE OFFER

•                  The Fund will issue one non-transferable right for each of the Fund’s common stock held on the record date of June 18, 2007 (the “Record Date”). The number of rights which will be issued, however, will be rounded up to the nearest whole number of rights evenly divisible by three. For example, a stockholder who holds two shares of the Fund on the Record Date would receive three rights.

•                  Three rights plus the Subscription Price (as disclosed in the accompanying Prospectus) will be required to purchase one new share of the Fund pursuant to the offering (the Primary Subscription). No fractional shares will be issued.

•                  A holder of Record Date shares who exercises all of his or her rights will be entitled to subscribe for any amount of additional shares. The number of shares to be received as a result of this Over-Subscription feature will be based on the pro-rata allocation of available shares, in proportion to the number of record date shares owned by the stockholder.

•                  The offer will expire on July 12, 2007, unless extended.

•                  The actual Subscription Price that you will pay for these shares will be determined after the close of business on the expiration date and may be greater or less than the Estimated Subscription Price. Accordingly, the Fund will either refund any excess payment to you or send an invoice to you requesting an additional payment for your subscribed shares.

This a letter is accompanied by a prospectus describing your rights and the necessary procedures to exercise your rights. A subscription card is enclosed for your action.  Please indicate on the enclosed subscription card, whether you wish to subscribe for additional shares.

Any questions regarding this offer should be directed to the Fund’s information agent:

The Altman Group, Inc.
1200 Wall Street West
Lyndhurst, NJ 07071
Toll Free: (800) 441-2738
Or Email: wantler@altmangroup.com

The Fund’s management wishes to thank you for your continuing interest in the Fund.

THE THAI CAPITAL FUND, INC.